Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

Exemption No. 82-4163

02 APR 17

02028503

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleenl@jcolaw.com

April 8, 2002

VIA TELECOPIER AND ORDINARY MAIL
(416) 593-8252

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

SUPPL

Attention: Continuous Disclosure

Dear Sirs:

RE: Outlook Resources Inc. ("Outlook")
File No. 1006-M-1

In accordance with subsection 72(5)(b) of the Securities Act (Ontario), R.S.O. 1990 c.S.5, as amended, (the "Act"), and in accordance with s. 9.1(1)(c)(iii) of Ontario Securities Commission Rule 45-503, I hereby give notice that 20,000 common shares of Outlook Resources Inc. (the "Company") were issued to **William R. Johnstone**, 88 Divadale Drive, Toronto, Ontario M4G 2P2 at a price of $0.10 per share on April 5, 2002 pursuant to the exemption relating to management stock options and pursuant to Outlook's Stock Option Plan.

Yours very truly,

JOHNSTONE & COMPANY

Per: Kathleen E. Skerrett

PROCESSED
MAY 01 2002
THOMSON FINANCIAL

cc: Canadian Venture Exchange
Alberta Securities Commission
British Columbia Securities Commission
United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4163)**

F:\WPDOC\STOCKOPT\SOX\Outlook\WRJApril02.wpd

dlw 4/19

Exemption No. 82-4163

Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleenl@jcolaw.com

April 8, 2002

VIA TELECOPIER AND ORDINARY MAIL
(416) 593-8252

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Continuous Disclosure

Dear Sirs:

RE: Outlook Resources Inc. ("Outlook")
File No. 1006-M-1

In accordance with subsection 72(5)(b) of the Securities Act (Ontario), R.S.O. 1990 c.S.5, as amended, (the "Act"), and in accordance with s. 9.1(1)(c)(iii) of Ontario Securities Commission Rule 45-503, I hereby give notice that 20,000 common shares of Outlook Resources Inc. (the "Company") were issued to **William R. Johnstone**, 88 Divadale Drive, Toronto, Ontario M4G 2P2 at a price of $0.10 per share on April 5, 2002 pursuant to the exemption relating to management stock options and pursuant to Outlook's Stock Option Plan.

Yours very truly,

JOHNSTONE & COMPANY

Per: Kathleen E. Skerrett

cc: Canadian Venture Exchange
Alberta Securities Commission
British Columbia Securities Commission
United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4163)**

F:\WPDOC\STOCKOPT\SOX\Outlook\WRJApril02.wpd

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

Exemption No. 82-4163

Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

02 APR 17 AM 11:5

PLEASE REPLY TO: VIVIAN LOUIE, LAW CLERK
Direct Line: (416) 860-7150 Ext.254
Direct Email: jcolaw@jcolaw.com

April 8, 2002

<u>**VIA TELECOPIER ONLY**</u>

Fax: (604) 899-6550
British Columbia Securities Commission
12th Floor, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
Attention: Insider Reports

Fax: (416) 593-3666
Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 3S8
Attention: Insider Reports

Fax: (780) 422-0777
Alberta Securities Commission
10025 Jasper Avenue, 19th Floor
Edmonton, Alberta T5J 3Z5
Attention: Insider Reports

Dear Sirs/Mesdames:

RE: Outlook Resources Inc. ("Outlook")
Formerly Cantex Energy Inc.
File No. 1006

Enclosed please find a copy of an Insider Report for **WILLIAM R. JOHNSTONE** dated April 8, 2002.

Yours very truly,

JOHNSTONE & COMPANY

Per: Vivian Louie
Law Clerk

Encl.

cc: United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4163)**

F:\WPDOC\LTR\Outlook\INS-wrj apr02.wpd

Exemption No. 82-4163

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

OUTLOOK RESOURCES INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 | 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 21 | 3 | 2002

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR): [ ] [ ] [ ]

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: JOHNSTONE

GIVEN NAMES: WILLIAM R.

NO.: 88 STREET: DIVADALE DRIVE APT:

CITY:

PROV.: TORONTO POSTAL CODE: M4G 2P2

BUSINESS TELEPHONE NUMBER: 416-860-7150

BUSINESS FAX NUMBER: 416-860-9843

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO

[X] BRITISH COLUMBIA [ ] QUEBEC

[ ] MANITOBA [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

OTHERS: U.S.S.E.C. - Exemption No. 82-4163

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A,D,E, AND F ONLY, SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISED PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT/INDIRECT OWNERSHIP/CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	75,000	5	4	2002	51	20,000		$0.10		95,000	0	
COMMON SHARES	25,646									25,646	1	See Remark 1
COMMON SHARES	20,000									20,000	1	See Remark 2
OPTIONS	300,000	5	4	2002	51		20,000	$0.10		280,000	0	
CONVERTIBLE DEBENTURE	1									1	0	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

1. 25,646 common shares are held by Merlin Capital Corp. of which the undersigned is the sole shareholder.
2. 20,000 common shares are held by Poplar Properties Inc. in which the undersigned has a 50% interest.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): WILLIAM R. JOHNSTONE

SIGNATURE:

DATE OF THE REPORT (DAY / MONTH / YEAR): 08 | 4 | 2002